

January 20, 2011

<u>via U.S. mail and facsimile</u>

Mark Dillon, Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

      Re: Golden Growers Cooperative
              Form 10, Amendment 4
              Filed December 20, 2011
              File No. 0-53957

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

1. We note your response to comment number two of our prior letter dated December 3, 2010. Please revise your management's discussion and analysis section to reflect any changes in your financial statements in connection with the accounting comment below.

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Restatement of Previously Issued Financial Statements</u>

2. We reviewed your analysis in response to our prior comment 3. Please provide us with additional analyses of the following criteria of FASB ASC 605-45-45:

- *The Entity is the Primary Obligor in the Arrangement*
  We note in your response that you believe you are the primary obligor as
  "…the Cooperative incurs the cost of remedying any non delivery"; however,
  on page 5 of your Form 10 you state that if your members do not deliver corn
  then Cargill will purchase replacement corn and your members will be
  invoiced for the price of the corn. It appears from your disclosure that your
  members are in substance responsible for providing the corn to Cargill and
  paying them if such delivery is not made. Please reconcile these two
  disclosures and tell us, in substance, who is the primary obligor along with
  supporting references to underlying agreements.

- *The Entity has General Inventory risk – Before Customer Order is Placed or
  Upon Customer Return*
  We note in your response that you believe you have general inventory risk.
  FASB ASC 605-45-45-5 states that general inventory risk exists when an
  entity takes title to a product before the product is ordered by a customer or
  will take title to a product if it is returned by the customer and the customer
  has a right of return. Please tell us how you have general inventory risk with
  respect to this definition.

- *The Entity Changes the Product or Performs Part of the Service*
  We note in your response that you believe contractually providing the corn
  delivery services and facilitating your member's ability to deliver corn is an
  indicator of reporting your revenue on a gross basis. FASB 605-45-45-9
  states "this indicator is evaluated from the perspective of the product or
  service itself such that the selling price of that product or service is greater as
  a result of an entity's physical change of the product or performance of the
  service and is not evaluated based on other entity attributes such as marketing
  skills, market coverage, distribution system, or reputation". Since you do not
  change the product or perform part of the service it does not appear that you
  meet the requirements of this indicator of gross revenue reporting. Please
  advise.

- *The Entity is Involved in the Determination of Product or Service
  Specifications*
  We note your response that the Cooperative has contracted with Cargill
  pursuant to the Grain Services Agreement to grade the corn to ensure that it
  meets quality requirements. We also note your disclosure on page 4 of your
  Form 10 that with Method A members Cargill confirms the amount of corn
  with each member and notifies that member with respect to quality
  specifications, allowances, deductions and premiums to be applicable to that

corn. Please tell us whether you or Cargill are responsible for determining the corn quality requirements, including references to supporting agreements (e.g. Section 1(a) of the Grain Services Agreement).

- *The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping*
  We note in your response that you believe you have physical inventory risk. FASB ASC 605-45-45-12 states that physical inventory risk exists if title to the product is transferred to an entity at the shipping point and is transferred from that entity to the customer upon delivery. Since the shipping point and delivery point are the same location, it does not appear that you meet the requirements of this indicator of gross revenue reporting. Please advise. In your response, clarify when you take ownership of the corn, how long the inspection process takes and who bears the risk of loss when Cargill, acting as your agent, has possession of your members' corn. Please reference provisions in underlying agreements to support your position.

- *The Entity Has Credit Risk*
  We note in your response that you believe you have credit risk with Cargill for the sales of corn to Cargill. We note that Cargill pays the aggregate purchase price for corn purchased and then makes individual payments for corn directly to your members. Based on the foregoing, please tell us how you have credit risk, including references to underlying agreements to support your position. In your response, clarify if you would be in a position to pay your members in advance of receiving payment from Cargill.

Form 10-Q/A for the Quarter Ended June 30, 2010
Form 10-Q for the Quarter Ended September 30, 2010

3. Please revise your Forms 10-Q to address our comments noted above.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390, if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kimberly A. Lowe, Esq.
    Facsimile: (612) 492-7077